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Exhibit 99(a)(2)(F)

January 17, 2008

PHILIPS ANNOUNCES SATISFACTION OF TENDER OFFER CONDITIONS TO ACQUIRE GENLYTE

        Amsterdam, the Netherlands—Royal Philips Electronics (NYSE:PHG, AEX:PHI) ("Philips") today announced the satisfaction of all of the conditions to the closing of the tender offer by its wholly owned subsidiary, Golf Merger Sub, Inc. ("Philips Merger Sub"), to acquire all outstanding shares of common stock of The Genlyte Group Incorporated (NASDAQ:GLYT) ("Genlyte") for $95.50 per Genlyte share, without interest and subject to any applicable withholding of taxes. One of the remaining conditions for the closing of the tender offer included receiving more than 50% of the shares tendered into the offer. As of the close of business on the January 16, 2008 expiration date of the tender offer, Philips Merger Sub had received approximately 26.5 million Genlyte shares tendered into the offer, including 1.8 million Genlyte shares tendered by guaranteed delivery, representing over 96% of the outstanding shares of Genlyte.

        Philips expects to promptly pay for all shares tendered. Following the payment for all shares tendered, Philips expects to quickly complete the merger of Philips Merger Sub with and into Genlyte, with Genlyte becoming a wholly owned subsidiary of Philips, pursuant to the "short-form" merger provisions of Delaware law without a meeting of the stockholders of Genlyte.

        Commenting on today's announcement, Theo van Deursen, Chief Executive Officer of Philips Lighting, said: "We're very pleased to announce we've met the conditions to close the tender offer to acquire Genlyte. It's a strong endorsement of Philips' plan to build on Genlyte's extensive presence in the North American lighting market to speed up the rollout of more energy efficient lighting and the introduction of new lighting technologies, like solid state lighting." Larry Powers, Chairman, President and Chief Executive Officer of Genlyte noted, "I'm very pleased that the acquisition has been completed. This merger of Philips with Genlyte will provide many exciting opportunities for our employees and enhance our ability to continue our product leadership with added emphasis on energy efficient, solid state lighting."

        Based in Louisville, Kentucky, USA, Genlyte designs, manufactures and sells lighting fixtures, controls and related products for a wide variety of applications, including solid state lighting. Just under 90% of Genlyte's 2006 revenues were related to commercial and industrial applications, with the remainder for high-end residential applications. A leader in the North American construction luminaires market, Genlyte sells to distributors and electrical wholesalers. The company's products are also promoted through architects, engineers, contractors and building owners. Genlyte employs approximately 6,700 people.

        Investors and stockholders of Genlyte are urged to read the Tender Offer Statement on Schedule TO (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that has been filed with the Securities and Exchange Commission (the "SEC") because it contains important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Genlyte may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by Philips Merger Sub and Genlyte for free from the SEC's website at www.sec.gov.

        Georgeson Inc. is the Information Agent for the tender offer and any questions or requests for assistance or free copies of the offer to purchase and the letter of transmittal may be directed to it at 199 Water Street, 26th Floor, New York, NY 10004 or by telephone toll-free at (888) 679-2871 or at (212) 440-9800 (bankers and brokers only). Goldman, Sachs & Co. is the Dealer Manager for the tender offer and can be reached at 85 Broad Street, New York, NY 10004 or by telephone toll-free at (800) 323-5678 or collect at (212) 902-1000.

        This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell Genlyte shares, nor is it an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.

        For more information, please contact:

  Jayson Otke
  Philips Corporate Communications
  Tel.: +31 20 59 77215
  Email:   jayson.otke@philips.com

  David Wolf
  Philips Corporate Communications North America
  Tel: +1 917 455 7857
  Email:   david.l.wolf@philips.com

  Raymond L. Zaccagnini
  The Genlyte Group Incorporated
  Tel: +1 502 420 9500
  Email:   rzaccagnini@genlytegroup.com

About Royal Philips Electronics

        Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of "sense and simplicity". Headquartered in the Netherlands, Philips employs approximately 128,100 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2006, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

About The Genlyte Group Incorporated

        The Genlyte Group Incorporated (Nasdaq: GLYT) is a leading manufacturer of lighting fixtures, controls, and related products for the commercial, industrial and residential markets. Genlyte sells lighting and lighting accessory products under the major brand names of Alkco, Allscape, Ardee, Canlyte, Capri/Omega, Carsonite, Chloride Systems, Crescent, D'ac, Day-Brite, Gardco, Guth, Hadco, Hanover Lantern, High-Lites, Hoffmeister, Lam, Ledalite, Lightolier, Lightolier Controls, Lumec, Morlite, Nessen, Quality, Shakespeare Composite Structures, Specialty, Stonco, Strand, Thomas Lighting, Thomas Lighting Canada, Vari-Lite, Vista, and Wide-Lite.

Forward-looking statements

        This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the merger and any expected benefits of the merger. Completion of the merger is subject to conditions, and there can be no assurance that those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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  Exhibit 99(a)(2)(F)